UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Legion M Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

1801 Century Park East, 24th Floor
Los Angeles, CA 90064	90067
(Address of principal executive offices)	(Zip Code)

(415) 371-9632
Registrant’s telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

Legion M Entertainment, Inc. (the “company”) was unable to meet the filing deadline of April 29, 2020, for its annual report on Form 1-K for the year ended December 31, 2019 due to circumstances related to COVID-19. As a result, the company took advantage of relief afforded under Rule 257(f) under the Securities Act to file its Form 1-K as soon as possible. Due to COVID-19’s social distancing mandates, including school closures and the transition of external support staff to remote work, as well as our accounting team’s recent focus on assisting clients' (including Legion M) applications for the PPP loan program in a timely manner, the completion of Legion M’s 2019 audit has been delayed.

In this report, the term “Legion M” or “the company” or “us” or “we” refers to  Legion M Entertainment, Inc.

A copy of this report may be found on the company's website at https://legionm.com/investorrelations.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

You should particularly pay attention to the section “COVID-19” in “Management’s Discussion and Analysis.”

1. BUSINESS

Introduction

Legion M is an entertainment company. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. With Legion M, fans own the company, fans get behind the scenes and — when we are successful — fans share in the rewards!

Legion M was incorporated in Delaware on March 4, 2016. As of this writing (June 2020), our revenue is growing but we are not currently profitable, nor are we focused on near-term profitability. As a startup, we are focused on developing and growing competitive advantages that we believe will become invaluable as the company scales.

Competitive Advantage

From franchises and established IP, to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

By giving people an ownership stake and a voice in the process, we’re creating a legion of fans that are both financially and emotionally invested in the success of our projects. A built-in audience like this is not only more likely to support the project, but also more likely to bring their friends, and talk about it online. A built-in audience has the potential to create authentic grassroots buzz —the sort of exposure companies would kill for but money can’t buy. The bigger that audience gets, the more powerful it becomes.

Our long-term goal is to unite one million fans as shareholders of Legion M. If we’re successful, this will provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It’s an ambitious goal, and one we expect will take many years to achieve. But if we’re successful, we believe it could make us one of the most influential companies in Hollywood.

The Power of One Millions Fans

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. We buy the tickets, pay the subscriptions, and decide what to watch. Individually, each of us is just a consumer, but when we band together, we have undeniable power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

When a fan invests in Legion M, they become a shareholder of the company. That means they have a financial stake in the success of Legion M and all our projects. This isn’t new — people have always had the chance to invest in public entertainment companies like Disney and Sony. What’s new is that Legion M is the first entertainment company in history (to our knowledge) designed to be owned by FANS rather than venture capitalists, wealthy individuals, or Wall Street investors.

We believe this creates a significant competitive advantage for our company. Aside from being financially invested, fans are far more likely to become emotionally invested in our projects. We recruit our investors at places like comic cons and film festivals where fans travel from all over the world, devoting significant amounts of time and money to be a part of a community that celebrates the sort of products we make.

We believe a Legion of invested shareholders can provide value in many ways:

•	We have a Legion of fans motivated to see our movies opening night and bring out all their friends – because it’s their movie;
•	We have a massive “street team” motivated to talk about our projects, share them on social media, and build grassroots buzz about our projects;
•	We have a legion of scouts motivated to help us find and identify emerging market trends, exciting new intellectual properties, and up-and-coming talents;

•	We have a built-in focus group that can provide feedback to help us evaluate content/ideas and make market decisions;

•	We have a source of energy, enthusiasm and excitement that can help propel both our projects and our company forward; and

•	We have a deep pool for crowdsourcing ideas and tasks, and many talented individuals willing to volunteer their time, energy, and expertise to help their company succeed.

Our long-term goal is to unite one million fans as shareholders of our company. In fact, our logo – the M with a bar over it – is the Roman numeral for one million. If we’re successful, we expect to have hundreds of millions of dollars to develop projects that have a million fans standing behind them. We believe that could make us one of the most influential companies in Hollywood.

Current Size of the Legion

On May 16, 2016, Legion M was one of the first companies in history to launch an equity crowdfunding round under Regulation CF of the JOBS Act. Since then, we have completed six rounds of equity crowdfunding, raising over $10 million from over 25,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community for free. We do this for several reasons, including the fact that we want to give people the opportunity to “get to know us” before they invest, especially when we don’t have an equity crowdfunding round open. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a company whose power comes from the size and strength of its community, we welcome free members with open arms. As of June 2020, our total community (including investors) has approximately 125,000 people.

The idea of building an entertainment company to be owned by fans wasn’t possible prior to the JOBS Act. As such, what we’re doing has never been done before. There’s always a great deal of risk when trying something new – particularly something as ambitious as Legion M. We expect that the challenges of building and maintaining a large, engaged community will be difficult, and will change over time. And while we are still early in the development of our company, we’ve seen first-hand the power of our community and are as bullish as ever on the value it represents.

Revenue Plan

As an entertainment company, Legion M works to drive revenue from a variety of sources related to our projects, which include movies and TV shows, as well as other forms of entertainment such as virtual reality, comic books, podcasts, and games. As a startup, our focus is developing and growing these revenue streams.

As of this writing (June 2020), we’ve earned revenue from a number of sources, including:

•	Investments in film projects
•	Distribution of film projects (e.g. co-ownership of distribution rights, theatre ticket sales, DVD sales, VOD rentals, streaming rights, etc.)
•	Marketing fees for 3rd party film projects
•	Sales of comic books
•	Direct-to-consumer sales of Legion M and licensed merchandise – both online and at events
•	Wholesale sales of licensed merchandise to 3rd party retailers
•	Licensing of Legion M projects to 3rd party manufacturers
•	Ticket sales to Legion M events
•	Sales of sponsorships for Legion M events
•	Subscription revenue from our Twitch channel at https://legionm.tv

As a new company attempting something that has never been done before, we’re constantly testing and experimenting. We believe our community can provide competitive advantages across many traditional entertainment business models. In addition to trying to grow revenue, we actively seek deals that allow us to prove our theories and better understand how we can leverage our community to build long-term competitive advantages. Additionally, as a growth-stage company we’re very focused on projects that can help us grow the Legion M community.

For more information on Legion M’s current revenue streams, please see the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – How We Make Money”.

Principal Products and Services

Legion M partners with creators and other entertainment companies — from independent filmmakers to big Hollywood studios — develop, produce, distribute, market and monetize entertainment content. We provide development support, financial backing, marketing muscle and, most importantly, fan engagement and monetization.

We're using proven entertainment industry business models and adding a twist that gives us a competitive advantage. We believe that getting fans involved in projects makes our projects more likely to succeed when they come to market.

The range of products and businesses that Legion M can impact is quite large and is likely to evolve over time. Our goal as a company is to maintain a slate of projects diversified across genre (i.e. comedy vs. horror), medium (i.e. feature films vs. television) and risk profile (i.e. high risk early stage projects vs. lower risk late stage projects). At this stage in our development, our primary focus includes:

•	Feature films, including Jay and Silent Bob Reboot, Memory: The Origins of Alien, Colossal, Bad Samaritan, Field Guide to Evil, Girl With No Name, and Mandy

•	Television and digital content, including “The Emperor’s Blades,” “Airship Cowboys,” “Malice,” “Evermor,” and “Pitch Elevator”

•	Virtual Reality, including “ICONS: Face to Face”

•	Transmedia content, including comic books (including Girl With No Name), podcasts (The Left Right Game), and games

•	Events, including “Celebrating Stan Lee”

Each of these categories of projects can include multiple business models and ways for Legion M to potentially make money.

For example, Girl With No Name is a film project – we co-purchased the Slamdance-award-winning script (along with CO-OP Entertainment) in the hopes of developing it as a feature film. If we’re successful, we have the potential to earn revenue from traditional feature film business models, including producer’s fees and revenue from the sale and/or distribution of the film.

However, unlike most other production companies, we’ve also taken steps to monetize the development of the film. In 2019, we used the Kickstarter platform to launch a comic book based on a series of scenes in the script. People were given the opportunity to “back” the project by purchasing comic book and merch packages (t-shirts, pins, coffee mugs, etc.), and were invited to join the director and producers for “online development meetings” where they could listen to the director talk about her plans for the project, and offer feedback and suggestions on things like casting, soundtrack, and locations.

With early support from the Legion M community, the Girl With No Name comic-book quickly made its way to the top of the sales charts on Kickstarter, which helped expose it to a broader audience. When the campaign closed, we had generated over $125,000 worth of revenue from over 2,800 backers making it the most backed comic book projects in the history of Kickstarter.

This is just one example of how Legion M attempts to cross-collateralize projects and use our community to improve our chances of success. It remains to be seen whether we can get the movie financed, but the successful comic book and merch line (currently available for sale at shop.legionm.com) have:

•	Helped offset the development costs (e.g. generating proceeds that can be used to pay for the script and other traditional development activities)
•	Helped the creative development of the film (e.g. the comic book could be considered a “first draft” of storyboards, and has allowed the director to flesh out some of the look and feel of the film)
•	Given fans the opportunity to participate in the development process and provide invaluable feedback to the director and producers
•	Generated buzz and commercial traction that increase our chances of success (e.g. now it’s not just an award-winning script, but also a record-breaking Kickstarter campaign with an established fanbase)

For more information on the models Legion M has used to date, and the models we intend to use in the future, please see, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management Evaluation of Operating Results.”

Finance Plan

As of June 2020, we have raised over $10,000,000 million from more than 25,000 investors under Regulation A, Regulation CF and Regulation D. To achieve our goal of one million shareholders, we expect to require many more successive rounds of funding.

Because entertainment financing, development, production, distribution, marketing and monetization is a capital-intensive business, in addition to our equity crowdfunding raises, we’re also exploring the potential of partnering with other entertainment entities who can provide capital to help us finance and distribute Legion M projects.

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, NBCUniversal, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks, technology and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Quibi, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IPs with established fanbases.

From franchises and IP to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the ART of media and entertainment, but the business of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we’ve established a remarkable board of advisors which currently includes:

•	Larry Gleason, Distribution and Exhibition Expert, former President of Worldwide Distribution at MGM and former President of Worldwide Exhibition at Paramount

•	Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner), the company behind “Robot Chicken,” “Supermansion,” and “Buddy Thunderstruck”

•	Scott Landsman, Senior Vice President of Comedy Development at Sony TV

•	Gaston Dominguez-Letelier, Comic Book and Pop Culture Expert, Founder and Former CEO of Meltdown, Inc.

•	Animal Repair Shop (Susan Bonds and Alex Lieu), mixed reality pioneers and former Disney Imagineers

•	Lisa Taback, VP Talent Relations & Awards at Netflix, Former Awards Consultant (Spotlight, Moonlight, La La Land)

•	Kerry O’Quinn, Creator and Publisher of STARLOG, FANGORIA, CINEMAGIC and COMICS SCENE magazines

•	Tim League, CEO of Alamo Drafthouse, Founder of Fantastic Fest, Co-founder of NEON

•	Adam Rymer, Former President of Legendary Digital Networks

•	Doug Hansen, P&A Expert, Former President & COO of Endgame Entertainment, President of Hansian Media

•	Michael Arrieta, Business Development Expert, COO of Relativity Media, founder of Big Air Studios and former Sony Executive

•	Leonard Maltin, "Entertainment Tonight" renowned film critic and author of Leonard Maltin’s Movie Guide.

•	Christian Parkes, CMO NEON, Former CMO Alamo Drafthouse, Co-founder Beyond Fest

•	Andrew Cosby, Co-founder of Boom! Studios, “Eureka” writer and showrunner, Hellboy screenwriter

•	Yuka Kobayashi, former Director of Stan Lee's POW Entertainment

•	Dean Devlin, Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of “The Librarians” and “Leverage,” Director of Bad Samaritan
•	Bill Duke, Actor, Director, Producer (Commando, Predator, “Falcon’s Crest,” “Charlie’s Angels,” “Law and Order SVU”)
•	Julianne LaMarche, Marketing and Strategic Planning, Former Co-President of BLT Communications, former President of Trailer Park
•	Martin Lauber, Founder, Swirl Advertising, Founder/Managing Partner of 19York
•	Lynn Bartsch, Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible
•	Rao Meka, Founder of shopVOX, CEO of 1729 Pictures
•	Eric Ries, Author of “The Lean Startup”, Founder of the Long Term Stock Exchange

How We Plan To Fund Our Projects

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would provide hundreds of millions of dollars for the development of projects. We expect it will take us many successive fundraising rounds to achieve this goal, but if we’re successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects.

Employees

As of June 1, 2020, we have eight full time employees, five part-time employees or contractors that typically work between 5 and 20 hours per week, and a variety of other part time employees/independent contractors we use on an as-needed basis.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

At this time we’re not aware of any direct competitors utilizing equity crowdfunding to unite entertainment fans like Legion M. We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates and entertainment related cryptocurrency offerings). That said, as of this writing (June 2020), we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time this could change.

Intellectual Property

Legion M has the trademark to its name “Legion M.”

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to Legion M’s financial condition and results of operations and includes audited financial data through December 31, 2019. It should be read in conjunction with our financial statements and the related notes included in this annual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

2019 Operating Results

Our revenue for the year ended December 31, 2019 (“Fiscal 2019”) was $645,565, a 359% increase over our revenue of $179,589 during the year ended December 31, 2018 (“Fiscal 2018”). Cost of net revenue in Fiscal 2019 was $529,153 a 407% increase compared to $130,131 cost of net revenue in Fiscal 2018. Accordingly, we had a gross profit of $116,412 in Fiscal 2019 a 253% increase compared to our gross profit of $49,458 in Fiscal 2018. At this stage in the company’s development, our revenue and margins are still fairly volatile. We expect this to continue as we introduce and develop new revenue streams.

Revenue in Fiscal 2019 primarily came from Legion M projects (including merchandise sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue in Fiscal 2018 came primarily from merchandise sales related to Legion M projects and Legion M branded merchandise.

In addition to the revenue recognized in this period, Legion M also had $148,390 in project-related revenue that was collected in 2019, but has not been recognized because the deliverables associated with it were not delivered during the period. This revenue will be recognized in our interim 2020 financial statements, but in 2019 it is listed as a “deferred revenue” liability on the balance sheet.

For Fiscal 2019, operating expenses were $3,761,768 compared to Fiscal 2018 expenses of $2,460,523. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, depreciation, and asset impairment.

The largest component of our Fiscal 2019 operating expenses was Sales and Marketing, which was $1,989,641 in Fiscal 2019 compared to $817,995 in Fiscal 2018. These expenses vary greatly based on what we are promoting. For example, during our equity crowdfunding campaigns (we raised $4,386,395 during Fiscal 2019 compared to $1,923,629 in Fiscal 2018) we use online advertising to market the fundraising opportunity. When our projects release (in Fiscal 2019 we had releases for Girl With No Name, Tolkien, Field Guide to Evil, Excelsior! Stan Lee Tribute, Memory: The Origins of Alien, and Jay and Silent Bob Reboot , whereas in Fiscal 2018 Bad Samaritan was our only project release), we often spend money to market the projects. We also produce Legion M events and activations at comic cons and film festivals (e.g. Legion M Live Lounge at Sundance in both Fiscal 2019 and Fiscal 2018) that have costs associated with them, although whenever possible we work with sponsors to help offset these costs.

The next largest component of our operating expenses are the costs associated with compensation and benefits to employees and independent contractors. This includes not only cash expenses (e.g. the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as “Investments in Productions” on our balance sheet instead of the “Compensation and benefits” line of the Statement of Operations.

Our cost of Compensation and Benefits decreased to $1,124,214 in Fiscal 2019 from $1,151,820 in Fiscal 2018, and our cost of Independent Contractors decreased to $77,925 from $81,230. As of December 31, 2019, we had eight full-time employees, nine regular part-time employees/contractors (typically working between 5 and 20 hours per week) and a variety of part-time employees/contractors that we use on an as-needed basis. At the end of Fiscal 2018 we had six full-time employees, six regular part-time employees/contractors and a variety of part-time employees/contractors that we use on an as-needed basis.

Of the $1,124,214 in Compensation and Benefits in Fiscal 2019 (compared to $1,151,820 in 2018), $288,908 (compared to $357,467 in 2018) was attributable to non-cash “stock compensation expense” which can be seen on the Statement of Cash Flows. This doesn’t reflect cash we are spending, but instead reflects the value (according to GAAP standards) of stock options vesting to employees, advisors, and partners. The reduction of non-cash “stock compensation expense” from Fiscal 2018 to Fiscal 2019 is a result of vesting of stock grants having been completed.

Our General and Administrative costs increased to $158,531 in Fiscal 2019 from $74,871 in Fiscal 2018, which was primarily due to increased insurance costs. Our travel expenses increased to $162,781 in Fiscal 2019 from $118,399 in Fiscal 2018 due primarily to the cost of marketing our projects at film festivals and comic cons.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in Productions” that are included on our Balance Sheet. At the end of Fiscal 2019, we reduced the investment amount listed on our Balance Sheet by $122,711 which is reflected as “Asset Impairment” on our Statement of Operations. As of December 31, 2019, we had $1,055,613 of capitalized Investments in Production on our Balance Sheet, compared to $467,867 as of December 31, 2018.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g. our distribution rights for Memory: The Origins of Alien last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The remainder of our operating expenses were relatively unchanged between Fiscal 2019 and Fiscal 2018: professional fees ($116,233 vs. $122,085 respectively); and depreciation ($9,732 vs. $9,798 respectively).

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2019 was $3,645,356, compared to a loss of $2,411,065 in Fiscal 2018.

Management Evaluation of Operating Results

When reviewing the financials above, one might wonder “why would I invest in a company that’s spending millions more than it makes each year?” This is a very valid question — not just for you but for Legion M’s executive staff as well. After all, we’re investing in Legion M alongside you — with our money, reputations, and our careers.

When evaluating companies at Legion M’s stage (approximately $30 million market cap/valuation), we believe it’s more important to look at potential for growth than near-term revenue. Particularly for the sort of transformative startup (e.g. Facebook, Tesla, Amazon) that Legion M aspires to become. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn’t invest because of the P&L–you’d invest in the vision for the future. The folks who took a risk when those were Legion M’s size have done quite well.

Of course for every Facebook, Tesla and Amazon there is a Pets.com, WebVan and MoviePass that flamed out spectacularly. Not to mention countless other startups that went under before you ever learned their name. Investing in startups is inherently high risk, but if you pick the right one, there is potential for very high rewards. We believe the keys to “picking the right one” boil down to (a) the company’s vision and (b) the team’s ability to execute on the vision (and evolve it as the company grows). In that regard we believe Legion M is well positioned. Our founders have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. That company that grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world. Doing something that’s never been done is always a gamble, but we’ve been here before, and we like our odds.

Even though what we’re doing is relatively new, we’ve seen the power our community can have on our success. Legion M is a relatively small company with budgets that are nearly non-existent by Hollywood’s standards. The fact that we are owned by fans has opened doors for us to work with some of the biggest names in the business, including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Tim League, Tom Quinn, Leonard Maltin, and many more.

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the company in 2016, we had little more than an idea. Since then, we’ve focused on building a foundation and proving (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

•	We’ve demonstrated that we can build a fan-owned company. Our investor base has just about doubled each calendar year, and is continuing to grow exponentially. With over 25,000 investors (as of June 2020) Legion M is one of the most successful crowdfunding companies in JOBS Act history.
•	We’ve proven we can build a community. With over 125,000 members (inclusive of investors), Legion M is creating a movement of fans eager to help shape the future of Hollywood.

•	We’ve proven that we can activate fans, organizing hundreds of volunteer meetups all over the country to support the opening of our films and creating social media campaigns that are shared thousands and even tens of thousands of times.
•	We’ve proven that we can make an impact on a film’s release, and have glowing references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the team at Fox Searchlight (a division of Disney).
•	We’ve vetted our idea with industry veterans – many of whom, including Leonard Maltin (Entertainment Tonight), Tim League (Alamo Drafthouse, NEON), Lisa Taback (Netflix), Andrew Cosby (Hellboy, “Eureka”), Lynn Bartch (Lucasfilm), Bill Duke (Predator, Commando), and Scott Landsman (Sony) have agreed to join our advisory board. Dean Devlin—a writer/producer/director responsible for billions of dollars of ticket sales across the globe went so far to as to say, “Legion M is the Future of our Industry.”
•	We’ve proven that we can generate revenue from multiple streams including sponsorships, merchandise sales, marketing fees, ticket sales, comic book sales, and more.
•	We’ve proven that we can establish a new IP, generating over $125,000 from over 2,800 backers in Kickstarter pre-release sales for Girl with No Name, setting a record for the most backed project in the history of Kickstarter’s comic book category.
•	We’ve proven that we can develop tools and technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.
•	We’ve proven that our services have value for studios, with a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.
•	We’ve proven we can use our community to generate valuable data. In 2019 over 1,000 members cast over 40,000 votes on our FILM SCOUT platform at Sundance Film Festival, generating data that led to a partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien. In 2020, over 100,000 votes were cast leading us to partner with Bleeker Street Media for the release of Save Yourselves!
•	We’ve proven we can “Open the Gates of Hollywood” for our shareholders, providing exclusives like premier tickets (Jay and Silent Bob Reboot, Tolkien, Colossal), set visits (Jay and Silent Bob Reboot, Archenemy), priority access to casting as extras (Jay and Silent Bob Reboot, Archenemy), lounges at Sundance Film Festival and Comic Cons, house parties with celebrities (Celebrating Stan Lee), and online livestream Q&A with creators (including Dean Devlin, Andrew Cosby).

Scaling

The first step for a first-of-its-kind company is proving that it is viable. The revenues we have today, while growing, are still relatively small and sporadic (particularly when it comes to film and content investments, which often take years to materialize). However, we believe the steps we’ve taken in our first few years have provided a strong foundation and prove that even at an early stage Legion M has the ability to execute on our vision.

We believe the key to success for Legion M is scale. After all, a Legion of 1 is valueless, but a Legion of 1,000,000 could be invaluable. Our long-term goal, which is baked into our logo, is to unite 1 million fans as shareholders of our company. We know this is ambitious—equity crowdfunding is new, and nobody yet knows what is possible — but the whole reason we founded Legion M is because we believe a company of that magnitude could become one of the most influential companies in Hollywood.

As of June 2020, we have over 125,000 members in our community — over 25,000 of which are also investors. More importantly, our growth is accelerating:

•	We had approximately 3,200 shareholders at the end of 2016
•	We had approximately 6,600 shareholders at the end of 2017 (206% growth yoy)

•	We had approximately 11,000 shareholders at the end of 2018 (166% growth yoy)
•	We had approximately 24,000 shareholders at the end of 2019 (218% growth yoy)

As we march toward our goal of 1 million shareholders, we’ve seen first-hand that our power as a company grows along with the size of our community. The larger we are, the broader our reach, and the more interesting we become to studios, producers, distributors, and other partners. With each project we complete our reputation, network, and references grow, and the better we understand how we can effectively harness and leverage our community.

We’ve seen the power of a Legion of 25,000 investors. Now our mission is to grow it — to 50,000, to 100,000 and beyond!

How We Make Money

Entertainment is a complex and constantly evolving industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), our plan is to focus on areas in the value chain where having a built-in audience provides a competitive advantage.

Our goal is to develop a slate of projects diversified across genre, medium, and risk profile. As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide.

As of this writing (June 2020), Legion M has utilized many different business models, including the ones listed below:

Feature Film P&A Investments

“P&A” is an industry term for “print and advertising,” and generally refers to the money spent by a distributor to release and market a feature film. As of June 2020, Legion M has had three feature film P&A projects: we partnered with NEON for Colossal, Electric Entertainment for Bad Samaritan, and are in the process partnering with Bleeker Street for Save Yourselves!, expected to release in summer of 2020.

The terms of these investments vary, but typically involve Legion M providing cash and/or “in-kind value” (i.e. the value of our services and money spent promoting the film) in exchange for a return on investment tied to the success of the film. We believe this is a great model for Legion M in that the activities we engage in to promote the film (e.g. PR, social media marketing, comic-con activations, meetups, etc.) also engage our community and help us grow the Legion.

We believe that Legion M can provide significant competitive advantages during the release cycle of a film. From encouraging viral sharing of content that raises awareness to organizing opening night meetups at theaters around the country, Legion M’s community has a demonstrated ability to create authentic, grassroots buzz. We can’t make a bad movie good, but we believe we can help a good movie find an audience and increase its chances of becoming a hit.

Feature Film Production Financing

Generally speaking, production financing refers to the money required to make a movie. As of June 2020, Legion M has invested in production financing for four films: Field Guide to Evil, Mandy, Jay and Silent Bob Reboot, and Archenemy. In each of these cases Legion M has made a cash investment in the film in exchange for a potential cash return based on the film’s success. In each of these cases, our position as an equity investor in the film has also enabled us to tap into other potentially lucrative revenue streams such as merchandise licenses and/or marketing partnerships.

The risk/return associated with these investments depends heavily upon the terms of any specific deal and where you fall in the “waterfall” -- the model that determines how (and in what order) revenue earned by the film is distributed amongst all of the stakeholders. Legion M has participated in relatively low-risk positions at the top of the waterfall (e.g. fixed-return investments backed by existing sales agreements that are paid before other stakeholders), as well as high-risk positions at the bottom of the waterfall (e.g. a percentage of the “backend” that gets paid last, but is uncapped). We’ve also been able to cross-collateralize across other revenue streams (e.g. the “Reboot Roadshow” for Jay and Silent Bob Reboot and the Jóhann Jóhannsson soundtrack for Mandy) and secure other terms (e.g. guaranteed minimums) that can help diversify our investment and improve our odds of achieving a positive return.

Because our involvement with production projects like these begins before the film has been completed, there are generally more opportunities for us to get the members and investors of the Legion involved in the production process. We believe that providing fans the opportunity to “come along for the ride” during the events leading up to commercial release (e.g. raffling off set visits, providing priority access to join as an extra, hosting livestreams with creators, inviting fans to see the festival premier, etc.) creates grassroots support and buzz that can help a film find a distributor and increase the odds of success once the film is released.

Film Distribution

In April of 2019, Legion M announced our first foray into film distribution — a partnership with Screen Media to acquire the North American distribution rights for the documentary Memory: The Origins of Alien. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets for the next 20 years. Screen Media is providing the expertise required to distribute the film, while Legion M is providing marketing muscle we believe will help make it successful.

As the distributor of the film (in partnership with Screen Media), our investment is the money and time spent to acquire, market, and distribute the film. These costs include everything from the fees paid to acquire the rights from the filmmakers to the costs associated with booking theaters, manufacturing DVDs, cutting trailers, designing/printing posters, and buying advertising. However, as the distributor, Legion M and Screen Media will earn a portion of every dollar earned from theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. through the year 2039. It’s worth noting that the film was released in 2019, which was the 40 year anniversary of Alien, but we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

Distribution is a potentially powerful new business model for Legion M. We believe the Legion M community can provide a competitive advantage in marketing and distributing a film, and we believe that Memory: The Origins of Alien is a wonderful way to introduce Legion M to the worldwide community of sci-fi lovers and fans of the Alien franchise.

Marketing Partnerships

In April of 2019, Legion M announced a marketing partnership with Fox Searchlight (a division of Disney) where Legion M earned revenue, co-marketing support, and exclusives for our members in exchange for supporting the release of Tolkien.

From a financial standpoint, this is a powerful business model for Legion M – it’s like a P&A investment but with guaranteed revenue and zero capital at risk. The model only works for certain projects (i.e. Legion M is not a “gun for hire”), but for the right film, it can be a win/win for everyone involved. In the case of Tolkien, Legion M provided considerable value by leveraging our community to build awareness and buzz, while the film provided not just revenue, but also exclusive opportunities for our investors (e.g. Hollywood premiere tickets, limited edition meetup pins) and a great way to introduce Legion M to the worldwide community of J.R.R. Tolkien enthusiasts.

Tolkien was our first experiment with a marketing partnership, but we’re eager to explore this model further, as it opens the door to many projects (including larger studio films) where other models may not be an option.

Merchandising

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have dozens of Legion M items in our store ranging from socks and beanies to t-shirts and mugs.

In 2018, through our investment in the film Mandy, Legion M acquired a license to produce merchandise for the film, and has had great success selling items ranging from t-shirts and hats to replica props and Halloween masks. We believe our ability to kickstart a new revenue stream (branded merchandise) for a title that likely wouldn’t otherwise have one is valuable for both Legion M and our partners.

Since our success with Mandy, Legion M has acquired merchandising rights to a number of our other projects including Archenemy, “The Left Right Game,” Jay and Silent Bob Reboot, The Emperor’s Blades, and Memory: The Origins of Alien. We’ve also expanded our merchandising efforts to include:

•	Direct to consumer through the Legion M store (https://shop.legionm.com)
•	Wholesale sales of Legion M product to 3rd party retailers (e.g. Hot Topic)
•	Sublicensing IPs to 3rd party manufacturers for their products (e.g. earning royalties by allowing a 3rd party to create and sell merchandise of their own).

Today, these merchandise sales represent a significant and steadily growing component of our annual revenue, a trend we hope to continue.

From an investment perspective (e.g. if we evaluate the time and money we invest in merchandise initiatives using the same criteria we use to evaluate our project initiatives), merchandise offers a number of unique advantages:

•	The risk of launching a new products is relatively small – particularly now that “print on demand” technology eliminates the risk associated with inventory requirements for many items like t-shirts, posters, hats, etc.
•	The time required to achieve returns on a new product line is orders of magnitude shorter than film and TV projects. For example, while it can take years to see a return on a successful film project, it’s possible to start making money from merchandise related to a film even before it is released.

Most importantly, we believe that the investments we make into merchandise related to our projects pay dividends beyond the revenues they generate. It’s not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP – branded merchandise is an excellent way to drive awareness (after all, a branded t-shirt is effectively a walking billboard) and build and nurture fandoms.

Comic Books

In early 2019, we used Kickstarter to launch presales of a comic book and merchandise line for Girl with No Name, a feature film on our development slate. The comic book was developed by Legion M based on a story adapted from a segment of the film script. In less than 6 weeks, the Kickstarter campaign closed with over $125,000 in sales from over 2,800 backers, making it the most-backed comic book project in the history of Kickstarter, despite the fact it was a brand new, never-before-released IP.

From an investment standpoint, comics represent a relatively inexpensive (compared to film and TV) way to develop and monetize IP. And while we believe comic books are an interesting potential revenue stream for Legion M, we’re particularly interested in ways that we can use comics to prototype, subsidize, and facilitate the development of film and television projects.

For example, the Girl With No Name comic book was essentially a first pass at storyboards for a Girl With No Name. The process of developing the comic book gave our director and producers a chance to flesh out the visual style of the film, and to also get feedback on their creative decisions from fans. As part of the Kickstarter, we also created opportunities for backers to engage through online development meetings, shared Pinterest boards, etc., where they provided feedback that could prove invaluable to the development of the feature film. Most of all, this effort provided commercial validation, elevating Girl With No Name from “an award-winning script” to “an award-winning script behind the most successful comic book Kickstarter project of all time.”

Podcasts

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Structured similar to some of our Film P&A Investments, Legion M is investing money and “in-kind value” for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for “The Left Right Game” in the Legion M store.

In the case of “The Left Right Game,” Legion M got involved after the series had already been released and rights to a television series had already been secured by Amazon Studios. Because of this, our investment in the project is fairly small (compared to all the other projects on our slate), and we see it primarily as a way to “dip a toe” into this business model and build a relationship with both QCODE and Amazon.

Like with comic books, we see Podcasts not only as a potential revenue stream for Legion M, but also as a way to prototype, develop, and build traction around new IP.

Live Event Production

Legion M has produced two major live events — the “Celebrating Stan Lee” handprint ceremony and after-party in 2017, and the “Excelsior!” tribute to Stan (benefiting the non-profit charity The Hero Initiative) that we hosted in early 2019 shortly after Stan passed away. In both cases, we incurred the effort, costs, and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales.

Neither of these events were intended to generate a profit. This was due to a number of reasons – not the least of which is the fact we didn’t feel it was appropriate to profit from the handprint ceremony (which was billed as “the fans’ gift to Stan”) or a memorial benefit. That said, the revenue generated by these events helped subsidize the costs of what we believe were extremely effective ways to generate exposure and build goodwill within the industry and fan communities. Both of the events included a long list of industry participants and guests, including Kevin Feige (head of Marvel Studios), Mark Hamill (Star Wars), Laurence Fishburne (The Matrix), Kevin Smith (Jay and Silent Bob Reboot), Chadwick Bozeman (Black Panther), Todd McFarlane (Spawn), many, many more. Both events also generated extensive news and media coverage from around the world, and provided an opportunity for Legion M to “open the gates of Hollywood” and bring our members/shareholders to events that are typically reserved for industry insiders.

In addition to these major events, Legion M has hosted smaller events, including the “Legion M Lounge” at the Sundance Film Festival and at San Diego Comic Con, and the “Fan Oasis” at Los Angeles Comic Con. While these events are typically free (i.e. there is no ticket sale revenue) we have had some success selling sponsorships. Again, our goal with these events to date has not been to generate a profit (although we’d certainly love to if we could find the right sponsor), but to offset the costs of marketing efforts that allow us to promote our projects and grow our community.

Development

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, brainstorming ideas, writing treatments, providing feedback to writers, licensing IP, packaging talent (e.g. showrunners, actors, directors), finding sponsors, creating budgets, and pitching projects to potential buyers/partners. The goal of development is to typically to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced.

Legion M has dozens of projects in the development stage. This includes projects like “ICONS: Face to Face” where we invested cash to film a pilot, “The Emperor’s Blades” where we licensed rights to a trilogy of fantasy novels to develop into a TV series, as well as projects like “Airship Cowboys” and “Stunt Team: Drive” where there is little or no cash required and our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high.

Key Performance Metrics

As a startup, our primary focus is growth. At this stage in our development we have a relatively limited amount of money for our projects, necessitating a highly strategic allocation. We consider three primary metrics when evaluating any given project.

Revenue - Like any other company, the goal of Legion M is to make more money than we spend. Financial success is the key to the long-term viability and success of our company, and the potential for financial return is an important consideration when we evaluate projects.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, a project’s ability to help us grow the Legion is an important consideration.

Strategic Benefit - Each project Legion M completes becomes a stepping stone to the next. We actively seek projects that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for our company and our partners.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a cash investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening-weekend meetups around the country, which cost us $5,000 worth of man-hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, considering both our time and our cash, our investment in the project is $115,000.

Based on the box-office success of the film we achieve a 15% return on our cash investment, and when the contract is concluded we receive a check for $115,000. In total, we invested $115,000 (in cash, labor and expenses) and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

•	As we grow, we expect the amount of money we have to invest in projects to get larger, whereas we expect the time we spend supporting them to stay about the same (or potentially even go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film (instead of $100,000), our 15% return would yield us $1,150,000 in return, and after deducting the $15,000 worth of expenses, we’d have ended up with $135,000 in net profit rather than simply breaking even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

Just as you wouldn’t assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some of these projects will be financially successful and others will not but, in either case, the work we do helps us grow the Legion and “level up” to larger opportunities. In the short time we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them. As we grow, we expect these trends to continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

Legion M Projects

Active Projects

As of June 2020, the following Legion M projects have either released, or will be releasing soon:

MANDY

In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the fest with a 100% Rotten Tomatoes score when the festival closed. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ films, and was released in theaters and on-demand in September of 2018.

As an equity stakeholder in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy, and offers a robust array merchandise.

FIELD GUIDE TO EVIL

In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019.

As an equity investor in the film, our return is based on revenue generated by the film.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we’d joined Hideout Pictures and Mickey Gooch Jr.’s Skitbags Entertainment as equity investors in Kevin Smith’s Jay and Silent Bob Reboot, a feature film sequel to the 2001 film Jay and Silent Bob Strike Back. Legion M participated in the production of the movie in New Orleans, securing priority access for our investors to become extras in the film and a pair of set visits/walk-on roles.

The film released in October 2019 with a multi-prong release strategy that included two Fathom special events, a “Reboot Roadshow” featuring live performances by the films two stars Kevin Smith and Jay Mews, and openings in selected theaters around the country. The Reboot Roadshow proved to be extremely successful, and after a first run in late 2019 was extended to add a series of dates in 2020.

Legion M supported the film with activations at comic cons (including Silicon Valley, New York, San Diego and Los Angeles) prior to release, as well as over 150 meetups around the country for the 2 night Fathom event. We also secured tickets that allowed many of our investors to come to the Hollywood red-carpet premier.

As an equity investor in the film, our return is tied to the success of both the movie and the Reboot Roadshow. In addition, Legion M secured a “Jay and Silent Bob” merchandise license, and carries a robust line of merchandise in our store.

MEMORY: THE ORIGINS OF ALIEN

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for Memory: The Origins of Alien, a documentary that premiered at Sundance Film Festival earlier in the year. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc). The film released in select theaters and On-Demand October 4th, and became available for purchase on VOD, DVD, and Blu-Ray November 19th.

This project was unique in that it was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film launched October 4th, it became the first time that fans have united to find and help fund the distribution of a film from Sundance.

As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of almost every dollar earned from theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise tied to the film.

ARCHENEMY

On November 14, 2019, Legion M announced that it had joined SpectreVision as executive producer and financier of the upcoming feature Archenemy, a gritty, hard-edged epic that turns the superhero genre on its head. The film stars Joe Manganiello (Magic Mike, True Blood, Rampage) and was written/directed by Adam Egypt Mortimer (Daniel Isn’t Real) from a story by Mortimer and Lucas Passmore.

When the film went into production in late 2019, Legion M secured a number of perks for investors, including set visits, the ability to be an extra in the film, and the ability to be a part of the film by donating goods or services. One Legion M investor’s car was cast in the film, giving them the opportunity to be on set for much of the shooting.

As of June 2020, the film is currently in post-production with release expected in 2021.

As an equity investor in the film, Legion M’s return will be based on the revenue generated by the film. We’ve also secured a merchandising license for the film, and plan to produce a robust line of merchandise.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Structured similar to some of our Film P&A Investments, Legion M is investing money and “in-kind value” for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for “The Left Right Game” in the Legion M store.

In the case of “The Left Right Game,” Legion M got involved with the podcast after the series had already begun releasing and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Because of this, our investment in the project is fairly small (compared to all the other projects on our slate). We see it primarily as a way to “dip a toe” into this business model and build a relationship with QCODE and Amazon.

SAVE YOURSELVES!

In June 2020, Legion M announced a partnership with Bleecker Street Media for the release of Save Yourselves!, a sci-fi comedy written and directed by Eleanor Wilson and Alex Huston Fischer, and starring Sunita Mani (“Mr. Robot,” “Glow”) and John Reynolds (“Stranger Things,” “Search Party,” Horse Girl). As of this writing, the film is expected to release in 2020. This project selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 100,000 votes to help us evaluate potential acquisition targets at the 2020 Sundance Film Festival.

Legion M’s return on this project will be based on success of the film in the first 2 years of release. In addition, we’ve secured a merchandise license for the film, and plan to produce a robust line of merchandise.

Development Projects

In addition to the projects above that either have released or will be releasing in 2020, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced. For more information, please see the “How We Make Money” section above.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

THE EMPEROR’S BLADES

On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley’s epic fantasy trilogy The Chronicle of the Unhewn Throne as a television series titled after its first novel, The Emperor’s Blades. The Lord of the Rings trilogy co-producer and second unit director Rick Porras (Forrest Gump, Contact) and writer/producer Robbie Silverman (Hero) join as executive producers. Legion M attached two unannounced showrunners and engaged with world-famous Weta Workshop (Lord of the Rings, Avatar, Blade Runner 2049, Mad Max: Fury Road, etc.) to develop concept artwork.

As of June 2020, we are working with our partners at Endeavor Content to find a financing partner for the series.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Hysteria, Buffaloed) to develop Girl With No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $125,000 in presales from 2,827 backers, making it the most-backed Kickstarter project of all time for the comic book category. The success of the Kickstarter campaign has generated not just revenue but also traction for the IP that we believe will be of use in the further development, packaging, and selling of the project.

As of this writing (June 2020), we’re working with the producers and our partners at Endeavor Content to package and finance the film.

ICONS: FACE TO FACE

“ICONS: Face to Face” is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come,

In January 2017, Legion M filmed a pilot episode of the “ICONS” series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith — a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place.

While VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around (Joannie passed away in 2017, and Stan followed in 2018). We believe our footage is one of the last comprehensive interviews with Stan, captured in excruciatingly high fidelity with one of his closest friends and the love of his life. We believe this footage has potential to provide value for generations to come.

“ICONS: Face to Face” and the rights to the Stan Lee footage is wholly owned by Legion M. As of this writing (June 2020) the project is on hold pending resolution of matters outside of Legion M’s control.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi fantasy Steampunk series named "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creater of SyFy’s hit series “Eureka”) has attached to the series as showrunner. As of this writing (June 2020), we’re working with our partners at Endeavor Content to try and sell the series.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with “Pitch Elevator”.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

Between the Elevator at Comic Con and an online submissions period, we captured over 400 pitches. We then built an online game that allowed members of the Legion to evaluate the pitches and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion that will win a development deal with Legion M.

The “Pitch Elevator” activation and digital series is wholly owned by Legion M. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of June 2020, we are actively using the first season’s content to build a prototype of the series on our LegionM.TV Twitch channel.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE

In March of 2018, Legion M announced “Malice,” a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

JOINTLY DEVELOPED PROJECTS WITH CSS ENTERTAINMENT

In December 2018, Legion M and Chicken Soup for the Soul Entertainment, Inc. (“CSS Entertainment”) announced a strategic partnership to jointly source, develop and produce community driven original content.

Completed Projects

Once a project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of June 1, 2020, Legion M has the following completed projects.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of Colossal in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film’s box office performance. We also produced and sold Colossal merchandise in the Legion M store. This project was completed in 2017.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. This project was completed in 2017.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

Excelsior! A Celebration of the Amazing, Fantastic, Incredible & Uncanny Life of Stan Lee

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hammill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to “give back” the Stan and the community of fans who loved him (see “How We Make Money – Live Events” for more information).

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

Burn/Runway Analysis

Managing burn rate (the rate at which we’re spending money) and runway (the amount of money we have available to us) is one of the most critical aspects of running a startup. If you spend too fast, the company can run out of money. If you spend too slow, you may never get off the ground. Both of these can be fatal for the company.

In conjunction with the information above, we thought it might be useful to explain how we think about our spending. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the “costs of doing business”—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don’t have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend’s couches whenever possible to save on travel costs. Our founders have taken big pay cuts to work at Legion M, and are working for salaries well below their previous jobs or what they could make elsewhere. We do this because our upside with Legion M is the same as our investor’s – the value of the stock – and we want to every dollar we spend to grow that value.

 Growing the Legion

As described above (see “Management Evaluation of Operating Results”), we believe that growing the size of our community is the single best way for us to increase the value of our company. Everything we do – from our projects to our activations at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

The money we spend on growth varies greatly from month to month. As a data driven company (both our founders have deep Silicon Valley roots), our focus is finding cost-effective ways to promote and grow the Legion. For example, we’ve found that online advertising is a good way for us to find new investors. The great thing about this sort of marketing is we can measure the conversion rate of each campaign, and scale it accordingly. If a campaign is converting at a reasonable cost, we turn it up. If it’s not we turn it off. We’re willing to spend quite a lot of money on marketing like this, but only if we know it’s being spent efficiently.

Another example of a technique we use to grow the Legion is strategically partnering on projects. We’ve found that marketing Legion M in the context of our projects (e.g. “Join the fan-owned company that helped bring Jay and Silent Bob back to the big screen!”) is one of the most efficient ways for us to grow the Legion. Most of the activations we use to promote our projects involve things like marketing on social media, hosting panels at comic-cons, and organizing volunteer meetups – all of which are all effective ways for us to grow our community.

External Project Expenses

The financing, development, and monetization of entertainment projects is the engine that will eventually drive our business. To date, this includes external projects (Colossal, Mandy, Field Guide to Evil, Bad Samaritan, Memory: The Origins of Alien, Jay and Silent Bob Reboot, Archenemy, Save Yourselves!, The Left Right Game) that we invest in, as well as internal projects (e.g. The Emperor’s Blades, “ICONS: Face To Face,” “Pitch Elevator,” Girl with No Name, “Evermor,” “Malice,” “Airship Cowboys”) that we develop ourselves.

At this point in the company’s development, each project is a stepping stone to help us grow our community and establish Legion M in the industry. As you can see in the section “How We Make Money”, we’re actively experimenting in many different realms with many different models. While every investment we’ve made so far has been done with an intent to make a profit (with the exception of the Celebrating Stan Lee Event and Excelsior! Stan Lee Tribute benefiting the Hero Initiative), we believe there is also significant value in these early projects’ ability to grow our community, strategically “level up” within the industry, and serve as prototypes that allow us to better understand the opportunities and challenges of activating our first-of-its kind community.

Internal Project and Business Development

This is the equivalent of “R&D”—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

•	Creating and cultivating relationships with partners (studios, agents, talent, distributors, production companies, sponsors, etc.) who may have projects we’re interested in, or might be interested in our projects.

•	Negotiating partnerships and acquiring rights associated with films, books, scripts and other entertainment content.

•	Reading and evaluating scripts and project proposals.

•	Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners.

•	Pitching projects to potential buyers and/or financiers.

•	Developing new lines of business (e.g. merchandise, event sponsorships) for Legion M and our projects.

•	Developing technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow Legion M to harness the power of our community).

Most of the activities for this category are undertaken by our existing team, which means the costs are largely reflected in the cost of compensation for our employees and contractors.

Other Considerations

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

•	Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we plan to continue spending on marketing that will help grow the Legion M community.

•	As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. As of June 2020 we do not currently have any additional open positions, but that may change in the future. As a rule, we are very careful and slow to hire, as we want to ensure we’re closely managing our burn rate.

•	Compensation for Legion M’s top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the company matures we expect to increase executive pay closer to market levels.

•	Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don’t have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

Liquidity and Capital Resources

As of June 1, 2019, Legion M had approximately $854,616 in cash on hand and approximately $55,000 in escrow awaiting disbursement from our offerings on Wefunder.

In May 2020 we received a loan made available under the Paycheck Protection implemented under the CARES Act in response to the Covid-19 crisis. This loan allowed us to borrow $139,867 from the SBA to fund payroll. If we're able to meet certain conditions, most or all of the loan will be forgiven. As of this writing (June 2020), we expect to meet the conditions that will allow the entire loan to be forgiven.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from our corporate American Express credit card.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had five successful rounds of equity crowdfunding so far, and are planning more in the future. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

COVID-19

Like every other company on the planet right now (June 2020), Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. We wanted to take a moment to share our current view of the situation, and talk about some of the steps we've taken to face it.

WHAT WE'RE SEEING:

From an industry perspective, we're as bullish as ever on the long-term potential of Legion M (though as always, please read our “Risk Factors”). The entertainment industry isn't going anywhere, and if history is any guide it will likely flourish as humankind deals with COVID-19. Some areas of the industry (e.g. theatrical releases) will likely suffer while other areas (e.g. online streaming) will likely grow, but on the whole, we firmly believe that the need to "escape reality" and bring light into dark times is universal. And as a small, nimble startup we believe Legion M is well positioned to adapt and navigate a rapidly changing marketplace.

Merchandise

To date (June 2020), we haven't seen a substantial impact to our 2020 merchandising revenues, although we expect that could change. Sales of merchandise from the Legion M online store are up compared to 2019 as we've expanded our offerings, but sales from brick and mortar retailers (e.g. Hot Topic) and in-venue sales at events (e.g. Comic-Cons) have been severely impacted, and face an uncertain future. Neither of these were significant revenue streams in 2019, but we were expecting them to be a growing part of our revenues in 2020.

Existing Projects/Investments

As of this writing (June 2020), it doesn't appear that any of our existing film projects have been severely impacted, although we were very fortunate timing-wise when it comes to the Jay and Silent Bob Reboot Roadshow (which finished in January) and the shooting of the film Archenemy (which also wrapped in January). Had the virus hit a couple months earlier, we could have seen substantial impacts to both of those investments. Impact on the release of Archenemy, which was originally slated to come out later this year, remains to be seen.

Future Projects/Investments

The impact on potential future film projects remains to be seen. Some of the tactics we've used in the past to promote movies (e.g. Comic-Con activations and opening weekend meet-ups) may not be possible for some time, and even then it's possible that more distributors will dramatically change their release strategies (e.g. opting to release films directly to digital rather than into theaters). That said, the need to market films is just as important for online distribution as it is for theatrical distribution, and many of the tactics Legion M uses (e.g. grassroots social sharing, viewing kits, online Q&A's, etc.) will likely become even more important than ever. As you can see in the "WHAT WE'RE DOING" section below, we're doubling down on the areas we believe will be most effective moving forward.

Development Projects

As for the development side of our business (i.e. projects like "The Emperor's Blades" that we're trying to package and/or sell), we have not seen a substantial impact to our business prospects. We were working with Endeavor Content to set pitch meetings for one of our TV projects just about the time widespread lockdown measures went into effect, and while this resulted in a delay of a few weeks those materials still went out – the pitches were simply done over videoconference rather than face to face. All signals we’ve seen are that buyers are still buying, and it stands to reason that streamers are as hungry for new content as they've ever been. One step that we've taken is increasing our focus and resources for projects that can be done with social distancing restrictions in place (e.g. diverting focus from projects with a near-term need for large crews, sets, or face to face interaction and refocusing on projects that can move forward while respecting social distancing guidelines).

Fundraising

We believe that the biggest potential threat of COVID-19 for Legion M is on our fundraising. While we're as bullish as ever on the long-term potential for what we're doing, we're also a startup company, which means our ongoing operations are reliant upon raising funds from investors. Further, as a company whose competitive advantage is measured by the size of its community, we believe it's important for us to continue growing the Legion.

We've seen mixed signals on the fundraising front since the beginning of this crisis. Many public reports indicate that equity-crowdfunding is growing -- potentially as a reaction to short-term volatility in the stock market and/or the fact that people have more time to spend at home surfing the internet and exploring things that interest them. That said, in a time where many people are looking at significant reduction in wages and other economic hardships, spending $100 to make a long-term investment in a high risk startup may be a luxury that some can no longer afford.

In our own fundraising we've seen a lot of volatility -- periods where our traditional acquisition methods perform very well followed by others where they perform very poorly. Our 6th round of fundraising closed on April 29th – since then we haven’t been open for new investments. This is an area we'll be monitoring very closely, and actively taking steps (including some of those listed below) to learn and adapt to the new environment.

WHAT WE'RE DOING

In mid March 2020, Legion M developed a plan for adapting to potential disruptions caused by COVID-19. As of this writing (June 2020), the following steps have been implemented:

•	We've cut back wherever possible to extend our cash runway. We've eliminated and/or dramatically reduced non-essential contractors, slashed spending on travel, and furloughed two part-time employees.
•	We've implemented voluntary staff pay cuts. As a team we decided we were all willing to take voluntary pay cuts to give Legion M the best chance of surviving this difficult time. Our CEO Paul Scanlan voluntarily reduced his pay 50% until the PPP loan was secured and then moved to a 20% reduction. Most employees (including executive and board members Jeff Annison and Terri Lubaroff) also agreed to a 20% reduction.
•	We received a loan made available under the Paycheck Protection implemented under the CARES Act. This loan allowed us to borrow $139,867 from the SBA to fund payroll. If we're able to meet certain conditions, most or all of the loan will be forgiven. As of this writing (June 2020), we expect to meet the conditions that will allow the entire loan to be forgiven.
•	We launched a Twitch channel. In early April, we soft launched the LegionM.TV channel on Twitch.com in an effort to engage our community online and potentially develop a new revenue stream through subscriptions and advertising.
•	We're exploring a number of new "COVID-resistant" marketing channels (e.g. strategic partnerships, affiliate sales, etc.) that we believe will help grow our community and market our projects and initiatives.
•	We've shifted our development focus away from projects that have near-term requirements for large crews, sets, etc., and redirected towards projects that can be developed and produced under social distancing guidelines.
•	We've refocused merchandising efforts away from in-person events (e.g. Comic-Cons) and towards online growth, including accelerating plans to launch an affiliate program.
•	We've been working with Endeavor Content to identify and connect with partners that could be a good fit for strategic funding.
•	We partnered with Collider, Kaleidoko, and Experience Level Entertainment to launch an online comic con named "Virtual Pop Expo" in an effort to fill some of the holes created by cancelled Comic-Cons around the country. We’re also participating in the “virtual” versions of Wondercon and San Diego Comic-Con.

TRENDS

General Industry Trends

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (from Disney, Sony, and Warner Brothers to Netflix, Amazon and Apple), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, distributors, and technology companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as, Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Quibi, HBO Max, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That’s because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the industry, and we believe that by building a company owned by fans we’re creating a strategic advantage resilient to changes in technology and consumer behavior and building a business that can stand the test of time.

Company Trends and Activities

The following sections contain a discussion of some, but not all, of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan, or be able to execute it successfully, especially in light of the COVID-19 issues discussed above. As a startup, we’re constantly changing and evolving as we react to current opportunities and market conditions. That said, the information below may be useful in understanding the way we look at the business.

Growing the Legion/Fundraising

At this point in the company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That’s because the strength, power, and value of our company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the company is also critical in that it provides the capital necessary for our growth. While we are open to the prospect of bringing in strategic investors to increase our capital reserves, we are first and foremost a company designed to be owned by FANS. While it may be harder to bring in a large amount of capital $100 at a time, we believe the company is stronger because of it.

Marketing is extremely important for us to grow the Legion. In general, we plan to spend up to 50% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

•	Online advertising;

•	Attending and/or exhibiting at conventions and film festivals;

•	Community events (i.e. Meetups);

•	Creating and encouraging viral sharing opportunities for our members;

•	Public relations, including speaking on panels and creating bylines for publication;

•	Sponsoring of events/activities;

•	Referral programs;

•	Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word; and

•	Developing strategic partnerships with 3rd party companies

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is effective at growing the Legion) we increase our spending. If it’s not effective, we can turn it down or even shut it off completely. For more information, please read the “Burn/Runway Analysis” section of this document.

Project Development

Aside from growing the Legion, we expect to continue developing entertainment projects. The amount of money we invest in projects will depend heavily on the results of our future fundraising rounds. In general, we’ve seen an upward trend in our budgets as the company and our capital resources have grown. As described in the “Effects of Scale on Legion M Projects” section of this document, in many cases increased capital investment can result in increased ROI and can also improve our negotiating position. As such, we hope to continue making larger investments in larger projects as the company scales.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. TV vs. virtual reality) and risk profile (i.e. high risk, early stage projects vs. lower risk, late stage projects). As described in the “How We Make Money” section of this document, the range of projects on our slate is quite large, and we expect it to continue to grow as we experiment and evolve.

Business Development

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors’ members and potential marketing partners.

Harnessing the Power of the Community

One of Legion M’s foremost assets is our community of investors and members. We’ve seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of their company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

•	Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.
•	SCOUT: a mobile phone app that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.
•	Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.
•	M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M’s past, present, and future slate of projects.
•	Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.
•	LegionM.TV, a channel on Twitch.com that allows us to host interviews, AMAs, and other content that allows us to engage and interact with our community

Item 3. Directors and Officers

The company’s executive officers and directors are as follows;

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	50	Appointed to indefinite term of office. March 9, 2016	Full-time

Jeff Annison	Co-Founder and President	48	Appointed to indefinite term of office. March 9, 2016	Full-time

Terri Lubaroff	Chief Operating Officer, Secretary	47	Appointed to indefinite term of office. Nov. 15, 2017	Full-time

Directors:
Paul Scanlan	Director	50	Appointed to indefinite term of office. March 4, 2016

Jeff Annison	Director	48	Appointed to indefinite term of office. March 4, 2016

Terri Lubaroff	Director	47	Appointed to indefinite term of office November 15, 2017.

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M’s Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV’s success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah’s book, “Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes.” Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M’s Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV’s engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote.  Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, “Small Screen, Big Picture."  Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University’s School of Law.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we compensated our three highest paid executive officers and directors on as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Paul Scanlan	CEO	$175,000	$0	$175,000
Jeff Annison	President	$175,000	$0	$175,000
Terri Lubaroff	COO/Head of Acquisition	$150,000	$0	$150,000

For the fiscal year ended December 31, 2019, we did not pay our directors in their capacity as directors. There are three directors in this group.

Note: In April 2015 Legion M implemented voluntary pay cuts in response to the Covid-19 crisis. As of this writing (June 2020) Paul Scanlan, Jeff Annison, and Terri Lubaroff, along with most of the Legion M staff, are working at 80% of their previous pay rate.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of June 1, 2020, Legion M’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	733,331 shares of Class B Common Stock		44.9%
		113 shares of Class A Common Stock		<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	598,251 shares of Class B Common Stock		36.6%
		14 shares of Class A Common Stock		<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	1,442,582 shares of Class B Common Stock	91,000 shares available under stock options (4)	87.7%
		162 shares of Class A Common Stock		<1%

(1) Based on a total of 1,637,243 shares of Class B Common Stock and 1,160,621shares of Class A Common Stock, which are issued and outstanding as of May 1, 2020. Note that 2,934 shares of the Class B Common Stock are subject to vesting with vesting contingent upon continued service with the company.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of July 1, 2020. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

(4) The options were granted under the 2016 Equity Incentive Plan.

Item 5. Interest of Management and Others in Certain Transactions

None.

Item 6. Other Information

None.

Item 7. Financial Statements

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2019 and 2018

Legion M Entertainment, Inc.

To the Board of Directors of

Legion M Entertainment, Inc.

Emeryville, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Legion M Entertainment, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion M Entertainment, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained a net losses of $3,645,356 and $2,411,065 in the years ended December 31, 2019 and 2018, respectively, and does not have liquid assets to satisfy its expected obligations for the next year with working capital of $683,800 as of December 31, 2019. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern without raising additional capital from investors. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

June 12, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2019 and 2018

	As of December 31, 2019	As of December 31, 2018
ASSETS
Current assets:
Cash	$735,562	$45,751
Subscriptions receivable in escrow	170,351	563,332
Other receivable	11,207	1,569
Inventory	61,136	22,775
Accounts receivable	21,583	19,000
Prepaid expenses	12,356	49,330
Total current assets	1,012,195	701,757

Non-current assets:
Property and equipment, net	11,059	20,790
Loan receivable	100,000	-
Investments in productions	1,055,613	467,867
Total non-current assets	1,166,672	488,657
TOTAL ASSETS	$2,178,867	$1,190,414

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$148,729	$189,053
Deferred revenue	148,390	65
Accrued expenses	31,276	26,480
Pending investment	-	100,000
Total current liabilities	328,395	315,598
Total liabilities	328,395	315,598

Stockholders' equity:
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,140,127 and 676,716 issued and outstanding at December 31, 2019 and 2018, respectively	114	67
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,633,054 vested at December 31, 2019 and 1,637,243 issued and outstanding, 1,338,278 vested at December 31, 2018	165	165
Additional paid-in capital	11,101,935	6,480,970
Accumulated deficit	(9,251,742)	(5,606,386)
Total stockholders' equity	1,850,472	874,816
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,178,867	$1,190,414

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Operations
For the years ended December 31, 2019 and 2018

	For the year ended December 31, 2019	For the year ended December 31, 2018

Revenue	$645,565	$179,589
Costs of net revenues	529,153	130,131
Gross profit	116,412	49,458

Operating expenses:
Compensation and benefits	1,124,214	1,151,820
Sales and marketing	1,989,641	817,995
Independent contractors	77,925	81,230
Professional fees	116,233	122,085
Travel expenses	162,781	118,399
General and administrative	158,531	74,871
Depreciation	9,732	9,798
Asset impairment	122,711	84,325
Total operating expenses	3,761,768	2,460,523
Loss from operations	(3,645,356)	(2,411,065)
Net loss	$(3,645,356)	$(2,411,065)

Weighted average common shares:
Basic and Diluted	2,569,648	2,154,989

Earnings per share:
Basic and Diluted	$(1.42)	$(1.12)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2019 and 2018

	Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in-Capital	Accumulated Deficit	Total Stockholders' Equity

Balance at December 31, 2017	447,818	$44	1,639,243	$165	$4,269,949	$(3,195,321)	$1,074,837

Common stock issuances:
Class A ($0.0001 par, $7.47 issue)	661	-	-	-	4,938	-	4,938
Class A ($0.0001 par, $8.32 issue)	161,197	16	-	-	1,341,143	-	1,341,159
Class A ($0.0001 par, $8.88 issue)	65,040	7	-	-	577,548	-	577,555
Conversion of Class B to Class A	2,000	-	(2,000)	-	-	-	-

Stock based compensation	-	-	-	-	357,467	-	357,467

Fair value of warrants	-	-	-	-	31,460	-	31,460

Offering costs	-	-	-	-	(101,535)	-	(101,535)

Net loss	-	-	-	-	-	(2,411,065)	(2,411,065)
Balance at December 31, 2018	676,716	$67	1,637,243	$165	$6,480,970	$(5,606,386)	$874,816

Common stock issuances:

Class A ($0.0001 par, $8.32 issue)	35,489	4	-	-	295,264	-	295,268
Class A ($0.0001 par, $8.88 issue)	176,047	18	-	-	1,563,279	-	1,563,297
Class A ($0.0001 par, $10.00 issue)	237,834	24	-	-	2,378,316	-	2,378,340
Class A ($0.0001 par, $10.65 issue)	14,041	1	-	-	149,536	-	149,537

Stock based compensation	-	-	-	-	288,908	-	288,908

Offering costs	-	-	-	-	(54,338)	-	(54,338)

Net loss	-	-	-	-	-	(3,645,356)	(3,645,356)
Balance at December 31, 2019	1,140,127	$114	1,637,243	$165	$11,101,935	$(9,251,742)	$1,850,472

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2019 and 2018

	For the year ended December 31, 2019	For the year ended December 31, 2018
Cash flows from operating activities
Net loss	$(3,645,356)	$(2,411,065)
Adjustments to reconcile net loss to net cash used in operating activities:
Asset Impairment	122,711	84,325
Depreciation	9,732	9,798
Stock based compensation	288,908	357,467
Fair value of warrants issued for marketing services	-	31,460
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	(9,638)	56,562
(Increase)/decrease in inventory	(38,361)	(11,304)
(Increase)/decrease in accounts receivable	(2,583)	(19,000)
(Increase)/decrease in prepaid expenses	36,974	16,646
Increase/(decrease) in accounts payable	(40,324)	130,130
Increase/(decrease) in deferred revenue	148,325	(10,278)
Increase/(decrease) in accrued expenses	4,796	16,349
Net cash used in operating activities	(3,124,816)	(1,748,910)

Cash flows from investing activities
Purchase of property and equipment	-	(2,169)
Loan receivable	(100,000)	-
Investments in productions	(710,457)	(248,401)
Net cash used in investing activities	(810,457)	(250,570)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	4,679,422	1,435,011
Pending investment	-	100,000
Offering costs	(54,338)	(101,535)
Net cash provided by financing activities	4,625,084	1,433,476

Net change in cash	689,811	(566,004)

Cash at beginning of period	45,751	611,755
Cash at end of period	$735,562	$45,751

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company is working with Hollywood creators, producers, and distributors to develop and monetize content together with the fans. The Company’s mission is to empower creators to push the boundaries and empower fans to be a part of the content they love. The Company is developing, investing in, producing, distributing and marketing a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, comic books, games, and web series.

Revenue totaled $645,565 and $179,589 for the years ended December 31, 2019 and 2018, respectively. The Company’s activities since inception have consisted of formation activities, R&D, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $3,645,356 and $2,411,065 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, the Company has current assets that exceed current liabilities by $683,800 which it expects to fund at least six more months of operations. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2019 the cash balance exceeded the FDIC insured limits by $485,562.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of December 31, 2019 and 2018, no associated allowances for doubtful accounts were established.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (https://shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of December 31, 2019 and 2018 were $61,136 and $22,775, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2019, the Company reduced the expectations on certain projects. As a result, the fair value of the investments has been reduced and $122,711 was recorded as an impairment loss during the year ended December 31, 2019. The fair value of the investments was reduced and $84,325 was recorded as an impairment loss during the year ended December 31, 2018.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2019 and 2018. Property and equipment additions totaled $0 and $2,169 for the years ended December 31, 2019 and 2018, respectively. Depreciation expense totaled $9,732 and $9,798 for the years ended December 31, 2019 and 2018, respectively.

	As of	As of
	December 31, 2019	December 31, 2018
Original Cost	$45,935	$45,935
Accumulated Depreciation	(34,876)	(25,145)
Book Value	$11,059	$20,790

Loan Receivable

During 2019, the Company made various loans to a production in which the Company is an equity investor. The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. As of December 31, 2019, there was an outstanding loan receivable balance of $100,000. This loan balance was repaid to the Company on January 2, 2020. These loans did not earn any interest and no interest income was recorded.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $645,565 and $179,589 for the years ended December 31, 2019 and 2018, respectively. While revenue for the year ended December 31, 2019 included revenue from Legion M projects (including merchandise sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise, revenue for the year ended December 31, 2018 was primarily merchandise sales related to Legion M projects and Legion M branded merchandise. Revenue attributable to investments in productions will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2018 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2019 and 2018, the Company had total taxable net operating loss carryforwards of approximately $8,216,976 and $4,828,276, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $2,630,594 and $1,599,699 as of December 31, 2019 and 2018, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets As of December 31, 2019 and 2018. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2019 and 2018.

	As of December 31, 2019	As of December 31, 2018
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0%	0%

	As of December 31, 2019	As of December 31, 2018
Deferred tax assets:
Stock based compensation	$309,437	$228,590
Organizational costs	-	19,965
Deferred revenue	-	18
Net operating loss carryforward	2,299,406	1,351,125
Net deferred tax assets	2,608,843	1,599,699
Less: Valuation allowance	(2,608,843)	(1,599,699)
Net deferred tax asset	$-	$-

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2019 and 2018, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	December 31, 2019	December 31, 2018
Warrants	32,000	32,000
Options	355,742	331,742
Total dilutive securities	387,742	363,742

As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2018 statement of cash flows were reclassified to conform to current year presentation. There was no change in the Company’s net cash flows from these reclassifications

NOTE 4: STOCKHOLDERS’ EQUITY

On April 12, 2016, the Company’s Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2019 and 2018, 1,633,054 and 1,338,278 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2019 and 2018, the unvested shares vest over a weighted average period of 0.2 years and 0.8 years, respectively.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share.  During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year.  During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year.  During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2019 and 2018 of $4,679,422 and $1,435,011, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company’s funding portal.  At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company.  The escrow balance as of December 31, 2019 and 2018 was $170,351 and $563,332, respectively.

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company’s largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a “Pending investment” liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $8.32 per share, consistent with other investors at that time and included in the 2019 issuances discussed above.

As of December 31, 2019 and 2018, the Company had 1,140,127 and 676,716 shares of Class A Common Stock and 1,637,243 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2019 and 2018, there were 398,218 and 422,218 options available for issuance, respectively.

As of December 31, 2019 and 2018, the Company had issued and outstanding 355,742 and 331,742 options to purchase Class B Common Stock under the Plan, respectively.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

	December 31, 2019		December 31, 2018
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	331,742	$5.98	279,242	$5.62

Granted	24,000	$9.11	52,500	$7.88

Exercised	-		-

Forfeited	-		-

Outstanding - end of year	355,742	$6.19	331,742	$5.98

Exercisable at end of year	264,708	$6.39	192,527	$5.99

Weighted average grant date fair value of options granted during year	$4.79		$4.12

Weighted average duration (years) to expiration of outstanding options at year-end	7.4		8.2

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 36 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018

Risk Free Interest Rate	1.66%-2.49%	2.45%-3.05%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$4.66-$5.18	$3.95-$4.43

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $288,908 and $357,467 for the years ended December 31, 2019 and 2018, respectively. Unrecognized share-based compensation expense was $449,527 and $623,474 as of December 31, 2019 and 2018, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 36 months as of both December 31, 2019 and 2018, respectively.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2019 and 2018, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 and $31,460 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2019 and 2018, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 and $31,460 related to the vesting of these warrants during the years ended December 31, 2019 and 2018, respectively. As of both December 31, 2019 and 2018, there was $0 of unrecognized share-based compensation expense.

As of December 31, 2019 and 2018, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

See Independent Auditor’s Report

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 7: SUBSEQUENT EVENTS

COVID-19

The Company faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. The entire entertainment industry is experiencing new challenges and opportunities while adapting to new changes to cultural norms. To date, the Company has not experienced a substantial impact to merchandising sales, although that could change. Further, it doesn't appear that any of the Company’s existing projects have had substantial financial impacts, although that could change. At least one existing project expected to generate revenue in 2020 has had its release delayed. The impact on development and potential future projects remains to be seen. The biggest potential threat of COVID-19 is on the Company's ability to raise money, which is necessary to ensure ongoing operation. While this has always been the case for Legion M, the unprecedented circumstances caused by the Covid-19 crisis have increased the degree of risk and uncertainty.

To combat this, in March 2020 the Company developed a plan for adapting to potential disruptions caused by COVID-19. The Company has cut back wherever possible and eliminated or dramatically reduced non-essential contractors, furloughed workers, and cut spending on travel. The entire staff has taken a voluntary pay cut, including CEO Paul Scanlan taking a temporary 50% pay cut that was later reduced to 20% and directors Jeff Annison and Terri Lubaroff taking a 20% pay cut.

In May of 2020, the Company received a loan of $139,868  from the SBA made available under the Paycheck Protection Program implemented under the CARES Act. As of the issuance of these financial statements, the Company expects to meet conditions that will allow the entire loan to be forgiven.

Regulation A and Regulation CF Offerings

The Company’s 6th round of equity crowdfunding (via Regulation A and Regulation CF) began on November 7, 2019 and ended on April 29, 2020. In 2020, the Company has received $170,351 in distributions from equity issuance activities in 2019. The Company has received $405,514 from the issuance of 38,523 shares in 2020 . Additionally, the Company has sold approximately 5,200 shares totaling approximately $55,000 that is still in escrow and will be distributed to the Company in 2020.

Next Step Financing Offering

Legion M is preparing for new a round of equity crowdfunding under the JOBS Act. We expect that many successive rounds of funding will be needed to achieve the Company’s long-term goals.

Management’s Evaluation

Management has evaluated subsequent events through April 29, 2020, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

See Independent Auditor’s Report

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (2)
2.3	Amended and Restated Bylaws (3)
4.	Form of Subscription Agreement (4)
6.1	Employment Agreement (Paul Scanlan) (5)
6.2	Employment Agreement (Jeff Annison) (6)
6.3	Employment Agreement (Terri Lubaroff) (7)
6.4	2016 Equity Incentive Plan (8)
8.	Escrow Agent Agreement (9)

(1)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex2-1.htm)

(2)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418052422/tv504099_ex2-2.htm)

(3)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418052422/tv504099_ex2-3.htm)

(4)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418054420/tv505049_ex4.htm)

(5)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-106877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-1.htm)

(6)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-2.htm)

(7)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-3.htm)

(8)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex6-4.htm)

(9)       Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10877 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000114420418041214/tv499462_ex8.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on June 15, 2020.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Paul Scanlan
Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Date: June 15, 2020

/s/ Jeff Annison
Jeff Annison, Director
Date: June 15, 2020

/s/ Terri Lubaroff
Terri Lubaroff, Director
Date: June 15, 2020